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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
65679

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1/1/2025___ AND ENDING ___12/31/2025___
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Backstrom McCarley Berry & Co., LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__130 Battery Street, Suite 560__
(No. and Street)

__San Francisco__	__CA__	__94111__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Vincent E. McCarley__	__(415)857-6101__	__vmccarley@bmcbco.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__LMHS, P.C. - Certified Public Accountants and Advisors__
(Name – if individual, state last, first, and middle name)

__80 Washington Street, Building S__	__Norwell__	__MA__	__02061__
(Address)	(City)	(State)	(Zip Code)
__2/24/2009__		__3373__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Vincent E. McCarley _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Backstrom McCarley Berry & Co., LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Vincent McCarley

Title:

CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BACKSTROM MCCARLEY BERRY & CO., LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End December 31, 2025

BACKSTROM MCCARLEY BERRY & CO., LLC
Financial Statements
December 31, 2025

Contents   **Page**
As of and for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm   1

Financial Statements

  Statement of Financial Condition   2

  Statement of Income   3

  Statement of Changes in Members' Equity   4

  Statement of Cash Flows   5

  Notes to Financial Statements   6-14

  Schedule I - Computation of Net Capital Requirements   15

  Schedule II and III - Computation for Determination of the Reserve Requirements
  and Information Relating to Possession or Control Requirements For Brokers   16
  and Dealers Pursuant to SEC Rule 15c3-3

  Review Report of Independent Registered Public Accounting Firm   17

  SEA 15c3-3 Exemption Report   18



LMHS, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members of
Backstrom McCarley Berry & Co., LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Backstrom McCarley Berry & Co., LLC, as of December 31, 2025, and the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Backstrom McCarley Berry & Co., LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Backstrom McCarley Berry & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 15 through 18 has been subjected to audit procedures performed in conjunction with the audit of Backstrom McCarley Berry & Co., LLC's financial statements. The supplemental information is the responsibility of Backstrom McCarley Berry & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the Backstrom McCarley Berry & Co., LLC 's auditor since 2020.

Norwell, Massachusetts

March 2, 2026




BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	393,008
Accounts Receivable		194,750
Investments, At Fair Market Value		826,088
Deposit With Clearing Organization		666,800
Prepaid Expenses		40,003
Other Deposits		9,931
Operating Lease Right-Of-Use Asset		71,747
Total assets		**$ 2,202,327**

Liabilities and Members' Equity

Liabilities

Accounts Payable And Accrued Expenses	$	138,711
Retirement and Profit Share Payable		706,407
Operating Lease Liability		72,119
Total liabilities		917,237

Commitments and contingencies

Members' Equity

Members' Equity	1,285,090
Total Members' Equity	1,285,090
Total Liabilities And Members' Equity	**$ 2,202,327**

The accompanying notes are an integral part of these financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Income
For The Year End December 31, 2025

Revenues

Underwritting fees	$	690,228
Financial advisory fees		1,903,854
Commissions		7,363
Interest income		49,181
Total revenues		2,650,626

Expenses

Employee compensation and benefits	1,802,896
Commission expenses	62,136
Communication and data processing	121,822
Occupancy	63,871
Professional fees	97,199
Insurance	212,652
Travel expenses	81,535
Other operating expenses	144,573
Total expenses	2,586,684
Net income (loss) before income tax provision	63,942
Income tax provision	14,269
Net income (loss)	$ 49,673

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

	Total Members' Equity
Balance at December 31, 2024	$ 1,581,824
Capital distributions	(346,407)
Net income (loss)	49,673
Balance at December 31, 2025	$ 1,285,090

The accompanying notes are an integral part of these financial statements.

BACKSTROM MCCARLEY BERRY & CO., LLC
Statement of Cash Flows
December 31, 2025

Cash flow from operating activities:

Net income (loss)		$ 49,673
Adjustments to reconcile net income (loss) to net		
cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Accounts receivable	(191,750)	
Deposit with clearing organization	37,898	
Investments, at fair market value	(27,722)	
Prepaid expenses	(14,694)	
Operating lease right-of-use assets	(49,162)	
Other deposit	(66)	
(Decrease) increase in :		
Accounts payable and accrued expenses	129,570	
Retirement and Profit Share Payable	206,407	
Operating lease liabilities	49,183	
Total adjustments		139,664
Net cash and cash equivalents provided by (used in) operating activities		189,337
Net cash and cash equivalents provided by (used in) investing activities		-
Capital distributions	(346,407)	
Net cash and cash equivalents provided by (used in) financing activities		(346,407)
Net increase (decrease) in cash and cash equivalents		(157,070)
Cash and cash equivalents at December 31, 2024		550,078
Cash and cash equivalents at December 31, 2025		$ 393,008

Cash paid during the year for:		
Interest	$	-
Income taxes	$	14,269
Schedule of Noncash Investing and Financing Transactions:		
Assumed Right of Use Asset - Operating Leases	$	71,747
Assumed Lease Liability - Operating Leases		72,119
	$	(372)

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Backstrom McCarley Berry & Co., LLC (the "Company") was organized in the State of California on June 4, 2002. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. Regarding municipal fixed income securities, the Company services primarily major institutional clients and specializes in selling bonds to small and medium sized institutional buyers, in addition to retail clients of bank trust departments, money managers, and advisors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The Company's policy is to prepare its financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for credit losses. An allowance for credit losses is not considered necessary because probable uncollectible accounts are immaterial.

Fair Value of Financial Instruments - The Company's financial instruments include cash and cash equivalents, accounts receivable, investments, prepaid expenses, accounts payable and accrued expenses, and retirement and profit share payable. The recorded values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses and retirement and profit share payable approximate their fair values based on their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as current interest rates approximate market rates.

Investment in CDs are recorded at fair market value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 3. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Interest income is recognized over time as it is earned.

The Company records its revenue in accordance with FASB ASC 606, Revenue from Contracts with Customers, which requires qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2025:

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Performance Obligation Satisfied Over Time	$ 1,903,854
Performance Obligation Satisfied at a Point in Time	697,591
	$ 2,601,445

Advertising costs are expensed as incurred. For the year ended December 31, 2025, advertising expense was $1,624.

Uncertainty In Income Taxes and Other - The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2025, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2025 was $666,800.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of various certificates of deposit with the average maturity dates of three months. As discussed in Note 1, these investments are stated at their fair market value based on quoted market prices. At December 31, 2025, these securities are carried at their fair market value of $826,088.

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Investments, at fair market value	$ 826,088	$ -	$ -	$ 826,088
	-	-	-	-
TOTALS	$ 826,088	- $	- $	$ 826,088

BACKSTROM MCCARLEY BERRY & CO., LLC
Notes to Financial Statements
December 31, 2025

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2025, the income tax provision consists of the following:

Franchise tax	$	800
Franchise Pass-through Entity Elective Tax		1,000
Gross receipts tax		12,469
Total income tax provisions	$	14,269

NOTE 5: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services. As discussed in the Summary of Significant Accounting Policies (Note 1), the Company provides public finance services as a municipal securities broker-dealer, government securities broker-dealer, non-profit securities broker-dealer, and financial advisor. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 44% of its total revenue from two external customers in 2025. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

NOTE 6: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Financial Accounting Standard Board ASC 712, such costs are to be accounted for on the accrual basis. Effective January 1, 2012, the Company adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 18 years of age or older, are eligible to participate in the Plan, provided they have been employed for more than a year with the Company. The employer's non-elective profit sharing contributions vest 100% after three years. The Company profit sharing contributions are discretionary and are determined each year by the Company. At December 31, 2025, the Company has contributed a total of $30,924 to the Plan and has also accrued $706,407 in contributions and profit share payable.

NOTE 7: OPERATING LEASE RIGHT-OF-USE ASSET AND LEASE LIABILITY

In February 2016, the FASB issued ASC 842, "Leases" (ASC 842). The core principle of ASC 842 is that an entity should recognize on its balance sheet assets and liabilities arising from a lease. In accordance with that principle, ASC 842 requires that a lessee recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying leased asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as finance or operating lease. This new accounting guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the new accounting guidance is effective for fiscal years beginning after December 15, 2019, and interim periods with fiscal years beginning after December 15, 2020.

On January 1, 2019, the Company adopted ASC 842 using a modified retrospective approach. All remaining future lease payments was result in a gross up in the statement of financial condition with a liability for the amount of discounted future lease payments and a corresponding amount allocated to a lease asset. As of December 31, 2025, the operating lease right-of-use asset and lease liability are valued at $71,747 and $72,119, respectively. The Company has elected to use a portfolio approach to apply a single incremental borrowing rate of 3.95% on its operating leases.

For purpose of net capital computation, the operating lease right-of-used asset is classified as an allowable asset to the extent of the corresponding lease liability. Moreover, the corresponding lease liability is excluded from the total aggregate indebtedness to the extent of the associated operating lease asset.

NOTE 7: OPERATING LEASE RIGHT-OF-USE ASSET AND LEASE LIABILITY (Continued)

Future minimum lease payments under non-cancellable operating lease as of December 31, 2025 are as follows:

For the year ended December 31,	Amount
2026	$ 50,378
2027 and Thereafter	25,561
Total	$ 75,939
Less: Amount representing interest	(3,820)
Operating Lease Liability	$ 72,119

At December 31, 2025, the weighted average remaining lease term was 1.5 years.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 9: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 12: ACCOUNTING DEVELOPMENT UPDATES

The FASB has issued certain accounting updates, which the Company has either determined are not applicable or are not expected to have a significant impact on the Company's financial statements.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $1,705,509 which was $1,605,509 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness of $139,083 to net capital was 0.08 to 1.

BACKSTROM MCCARLEY BERRY & CO., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of net capital

Members' Equity	1,285,090		
Total Members' Equity		$	1,285,090
Add:			
Other allowable credits			706,407
Total Members' Equity qualified for net capital			1,991,497
Accounts Receivable	(194,750)		
Prepaid Expenses	(40,003)		
Deposits	(9,931)		
Total non-allowable assets			(244,684)
Net capital before haircuts			1,746,813
Less: Haircuts and undue concentration	(41,304)		
Total haircuts and undue concentration			(41,304)
Net Capital			1,705,509

Computation of net capital requirements
Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$ 9,272		
Minimum dollar net capital required	$ 100,000		
Net capital required (greater of above)			100,000
Excess net capital		$	1,605,509
Aggregate indebtedness		$	139,083
Ratio of aggregate indebtedness to net capital			0.08 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2025, as amended.

BACKSTROM MCCARLEY BERRY & CO., LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Backstrom McCarley Berry & Co., LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Backstrom McCarley Berry & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Backstrom McCarley Berry & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) Backstrom McCarley Berry & Co., LLC stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Backstrom McCarley Berry & Co., LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as Backstrom McCarley Berry & Co., LLC's auditor since 2020.

Norwell, Massachusetts

March 2, 2026

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide



Backstrom McCarley Berry & Co., LLC

Assertions Regarding Exemption Provisions

We, as members of management of Backstrom McCarley Berry & Co., LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2025 through December 31, 2025.

Backstrom McCarley Berry & Co., LLC

By: ______________________

Vincent E. McCarley, CEO
Date: 3/2/2026

130 Battery Street, Suite 560 ◊ San Francisco, CA 94111 ◊ Tel: 415-392-5505 ◊

Member: FINRA, SIPC